UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Creative Learning Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22529R106

(CUSIP Number)

BLAKE FURLOW

2110 N Westgate

Boise, ID 83704

(208) 724-7443

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22529R106

1	NAME OF REPORTING PERSON

BLAKE FURLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,936,763
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,936,763
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,936,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 22529R106

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned. This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Other than 658,681 shares of Common Stock awarded to Mr. Furlow in connection with his service as an officer and director of the Issuer, the shares of Common Stock directly owned by the Reporting Person were purchased with personal funds. The aggregate purchase price of the 1,278,082 shares of Common Stock purchased by the Reporting Person is approximately $116,240.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)                The aggregate percentage of Common Stock reported owned by each person named herein is based upon 13,175,838 shares of Common Stock outstanding as of April 30, 2021, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

As of the close of business on August 10, 2021, the Reporting Person beneficially owned 1,936,763 shares of Common Stock, constituting approximately 14.7% of the Common Stock outstanding.

(b)               The Reporting Person has the sole power to vote and the sole power to dispose of each of 1,936,763 shares of Common Stock which the Reporting Person may be deemed to beneficially own.

(c)                The transactions in the shares of Common Stock within the last sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. 22529R106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2021

/s/ Blake Furlow
BLAKE FURLOW

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CUSIP No. 22529R106

SCHEDULE A

Transaction in the Shares of Common Stock Within the Last Sixty Days

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Sale of Common Stock	(5,000)	0.14	07/16/2021
Sale of Common Stock	(5,000)	0.149	07/19/2021
Sale of Common Stock	(10,000)	0.16	07/20/2021
Sale of Common Stock	(39,362)	0.16	08/09/2021
Sale of Common Stock	(81,684)[1]	0.165	08/09/2021

1 These shares of Common Stock were held in a retirement account controlled by Mr. Furlow.